State of Delaware
Secretary of State
Division of Corporations
Delivered 05:35 PM 02/19/2021
FILED 05:35 PM 02/19/2021
SR 20210541432 - File Number 5102165

# STATE OF DELAWARE
# CERTIFICATE OF AMENDMENT
# OF CERTIFICATE OF INCORPORATION OF
# ISSUERPIXEL INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

**FIRST:** That at a meeting of the Board of Directors of IssuerPixel Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing the Article 4 in its entirety and that, as amended, said Article shall be and read as follows:

4. Authorized Capital.

4.1. In General. The authorized capital of the corporation shall consist of 50,000,000 shares of common stock with $0.001 par value per share ("Common Stock"), of which 25,000,000 are designated as "Class A Common Stock" and 25,000,000 are designated as "Class B Common Stock," and 2,500,000 shares of preferred stock with $0.001 par value per share ("Preferred Stock").

4.2. Common Stock.

4.2.1. In General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

4.2.2. Voting Rights. Each holder of shares of Class A Common Stock shall be entitled to twenty (20) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors.

4.2.3. Other Rights. Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Common Stock and the Class B Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Common Stock and the Class B Common Stock shall have identical rights with respect to dividends, the identical right to receive distributions in liquidation of the Corporation, and the identical right to receive consideration upon the or consolidation of the corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

**SECOND:** That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

**THIRD:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.


**IN WITNESS WHEREOF**, said corporation has caused this certificate to be signed this 19th day of February, 2021.

By: _David N. Baker_

David N. Baker, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:54 PM 01/22/2021
FILED 02:54 PM 01/22/2021
SR 20210198580 - File Number 5102165

# ISSUERPIXEL INC.

## CERTIFICATE OF INCORPORATION

1. **Name.** The name of the Corporation is issuerPixel Inc.

2. **Registered Agent.** The Corporation's registered office in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington and County of New Castle, Delaware 19801. Its registered agent at such address is shall be The Corporation Trust Company.

3. **Incorporator.** The Incorporator of the Company is David N. Baker whose mailing address is 7582 Las Vegas Blvd., S., Suite 316, Las Vegas, NV 89123.

4. **Purpose.** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "GCL").

5. **Authorized Capital.**

5.1. **In General.** The authorized capital of the corporation shall consist of 50,000,000 shares of common stock with $.001 par value per share ("Common Stock"), of which 25,000,000 are designated as "Class A Voting Common Stock" and 25,000,000 are designated as "Class B Non-Voting Common Stock," and 2,500,000 shares of preferred stock with $.001 par value per share ("Preferred Stock").

5.2. **Common Stock.**

5.2.1. **In General.** The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

5.2.2. **Voting Rights.** Each holder of shares of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Except as otherwise required by applicable law, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.



4821-1026-1717, v. 4

5.2.3. **Other Rights.** Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive distributions in liquidation of the Corporation, and the identical right to receive consideration upon the or consolidation of the corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

5.3. **Preferred Stock.** The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock.

**6.** **Written Ballots.** Unless and except to the extent that the by-laws of the Corporation so require, the election of directors need not be by written ballot.

7. **Limitation of Liability.** To the fullest extent permitted by law, a director shall not be personally liable to the corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this section 7 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. **Indemnification; Advancement of Expenses.** The corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the corporation. Any amendment, repeal or modification of this section 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The provisions of this section 8 may be expanded upon, but not restricted, by the bylaws.

9. **Bylaws.** In furtherance and not in limitation of the powers conferred by the GCL, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

10. **Right to Amend.** The corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11. **No Preemptive Rights.** No stockholder shall have any preferential or preemptive right to acquire additional shares of Stock except to the extent that, and on such terms as, the board of directors from time to time may determine by written resolution.

12. **Effective Date.** The effective date of the filing of this Certificate of Incorporation shall be the date of its filing.

The undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, does make, file and record this Certificate, and does certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 22 day of January 2021.

DocuSigned by:

David Baker

David N. Baker, Incorporator

## STATE OF NEVADA

**BARBARA K. CEGAVSKE**
*Secretary of State*



**KIMBERLEY PERONDI**
*Deputy Secretary for*
*Commercial Recordings*

**OFFICE OF THE**
## SECRETARY OF STATE

*Commercial Recordings & Notary Division*
*202 N. Carson Street*
*Carson City, NV 89701*
*Telephone (775) 684-5708*
*Fax (775) 684-7138*

*North Las Vegas City Hall*
*2250 Las Vegas Blvd North, Suite 400*
*North Las Vegas, NV 89030*
*Telephone (702) 486-2880*
*Fax (702) 486-2888*

KAYLA DICKSON
9752 Montclair Heights Court
Las Vegas, NV 89178, USA

**Work Order #:** W2020102300793
October 23, 2020
Receipt Version: 1

**Special Handling Instructions:**

**Submitter ID:** 20002

**Charges**

| Description | Fee Description | Filing Number | Filing Date/Time | Filing Status | Qty | Price | Amount |
|---|---|---|---|---|---|---|---|
| Articles of Incorporation-For-Profit<br><br>• 90,000,000@0.001 Common = $90,000.00<br>• 10,000,000@0.001 Preferred = $10,000.00<br>• # Of No Par Values Shares 0<br>• Authorized Value $100,000.00 | Fees | 20200997494 | 10/23/2020 12:09:50 PM | InternalReview | 1 | $175.00 | $175.00 |
| Initial List | Fees | 20200997498 | 10/23/2020 12:09:50 PM | InternalReview | 1 | $150.00 | $150.00 |
| Initial List | Business License Fee | 20200997498 | 10/23/2020 12:09:50 PM | InternalReview | 1 | $500.00 | $500.00 |
| Total | | | | | | | $825.00 |

**Payments**

| Type | Description | Payment Status | Amount |
|---|---|---|---|
| Credit Card | 6034801764356271203067 | Success | $825.00 |
| Total | | | $825.00 |

KAYLA DICKSON
9752 Montclair Heights Court
Las Vegas, NV 89178, USA



# STATE OF NEVADA

**BARBARA K. CEGAVSKE**
*Secretary of State*

**KIMBERLEY PERONDI**
*Deputy Secretary for*
*Commercial Recordings*

**OFFICE OF THE**
**SECRETARY OF STATE**

*Commercial Recordings & Notary Division*
*202 N. Carson Street*
*Carson City, NV 89701*
*Telephone (775) 684-5708*
*Fax (775) 684-7138*

*North Las Vegas City Hall*
*2250 Las Vegas Blvd North, Suite 400*
*North Las Vegas, NV 89030*
*Telephone (702) 486-2880*
*Fax (702) 486-2888*

KAYLA DICKSON
9752 Montclair Heights Court
Las Vegas, NV 89178, USA

**Work Order #:** W2020102300793
October 23, 2020
Receipt Version: 1

**Special Handling Instructions:**

**Submitter ID:** 20002

**Charges**

| Description | Fee Description | Filing Number | Filing Date/Time | Filing Status | Qty | Price | Amount |
|---|---|---|---|---|---|---|---|
| Articles of Incorporation-For-Profit<br><br>• 90,000,000@0.001 Common = $90,000.00<br>• 10,000,000@0.001 Preferred = $10,000.00<br>• # Of No Par Values Shares 0<br>• Authorized Value $100,000.00 | Fees | 20200997494 | 10/23/2020 12:09:50 PM | InternalReview | 1 | $175.00 | $175.00 |
| Initial List | Fees | 20200997498 | 10/23/2020 12:09:50 PM | InternalReview | 1 | $150.00 | $150.00 |
| Initial List | Business License Fee | 20200997498 | 10/23/2020 12:09:50 PM | InternalReview | 1 | $500.00 | $500.00 |
| Total | | | | | | | $825.00 |

**Payments**

| Type | Description | Payment Status | Amount |
|---|---|---|---|
| Credit Card | 6034801764356271203067 | Success | $825.00 |
| Total | | | $825.00 |

KAYLA DICKSON
9752 Montclair Heights Court
Las Vegas, NV 89178, USA

*BARBARA K. CEGAVSKE*
*Secretary of State*

*KIMBERLEY PERONDI*
*Deputy Secretary for*
*Commercial Recordings*

# STATE OF NEVADA



## OFFICE OF THE
## SECRETARY OF STATE

*Commercial Recordings Division*
*202 N. Carson Street*
*Carson City, NV 89701*
*Telephone (775) 684-5708*
*Fax (775) 684-7138*

*North Las Vegas City Hall*
*2250 Las Vegas Blvd North, Suite 400*
*North Las Vegas, NV 89030*
*Telephone (702) 486-2880*
*Fax (702) 486-2888*

## Business Entity - Filing Acknowledgement

10/23/2020

| | |
|---|---|
| **Work Order Item Number:** | W2020102300793 - 899458 |
| **Filing Number:** | 20200997494 |
| **Filing Type:** | Articles of Incorporation-For-Profit |
| **Filing Date/Time:** | 10/23/2020 12:09:50 PM |
| **Filing Page(s):** | 9 |

**Indexed Entity Information:**

**Entity ID:** E9974952020-3     **Entity Name:** issuerPixel Inc.

**Entity Status:** Active     **Expiration Date:** None

Represented Entity

7582 Las Vegas Blvd S Suite 316, Las Vegas, NV 89123, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

*Barbara K. Cegavske*

BARBARA K. CEGAVSKE
Secretary of State

**Commercial Recording Division**
202 N. Carson Street

**STATE OF NEVADA**

**_BARBARA K. CEGAVSKE_**
_Secretary of State_

**_KIMBERLEY PERONDI_**
_Deputy Secretary for_
_Commercial Recordings_



**OFFICE OF THE**
**SECRETARY OF STATE**

_Commercial Recordings Division_
_202 N. Carson Street_
_Carson City, NV 89701_
_Telephone (775) 684-5708_
_Fax (775) 684-7138_

_North Las Vegas City Hall_
_2250 Las Vegas Blvd North, Suite 400_
_North Las Vegas, NV 89030_
_Telephone (702) 486-2880_
_Fax (702) 486-2888_

## Business Entity - Filing Acknowledgement

10/23/2020

| | |
|---|---|
| **Work Order Item Number:** | W2020102300793 - 899460 |
| **Filing Number:** | 20200997498 |
| **Filing Type:** | Initial List |
| **Filing Date/Time:** | 10/23/2020 12:09:50 PM |
| **Filing Page(s):** | 3 |

**Indexed Entity Information:**

**Entity ID:** E9974952020-3　　　　　　　**Entity Name:** issuerPixel Inc.

**Entity Status:** Active　　　　　　　　　**Expiration Date:** None

Represented Entity

7582 Las Vegas Blvd S Suite 316, Las Vegas, NV 89123, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

_Barbara K. Cegavske_

BARBARA K. CEGAVSKE
Secretary of State

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website:  www.nvsos.gov
www.nvsilverflume.gov



| Filed in the Office of | Business Number<br>**E9974952020-3** |
|---|---|
| *Barbara K. Cegavske*<br>Secretary of State<br>State Of Nevada | Filing Number<br>**20200997494** |
| | Filed On<br>**10/23/2020 12:09:50 PM** |
| | Number of Pages<br>**9** |

# Formation - Profit Corporation

| ☑ | NRS 78 - Articles of Incorporation Profit Corporation | ☐ | NRS 80 - Foreign Corporation | ☐ | NRS 89 - Articles of Incorporation Professional  Corporation |
|---|---|---|---|---|---|

## ☐ **78A Formation - Close Corporation**
(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

| **1. Name of Entity:**<br>(If foreign, name in home jurisdiction) | **issuerPixel Inc.** |
|---|---|

| **2. Registered Agent for Service of Process:** (Check only one box) | ☐ Commercial Registered Agent (name only below)    ☐ Noncommercial Registered Agent (name and address below)    ☑ Office or position with Entity (title and address below) |
|---|---|
| | **President** |
| | Name of Registered Agent **OR** Title of Office or Position with Entity |
| | **7582 Las Vegas Blvd S Suite 316**    **Las Vegas**    Nevada    **89123** |
| | Street Address      City      Zip Code |
| |      Nevada   |
| | Mailing Address (If different from street address)    City    Zip Code |

| **2a. Certificate of Acceptance of Appointment of Registered Agent:** | *I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.*<br><br>X   **David N. Baker**        **10/23/2020**<br>**Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity**     **Date** |
|---|---|

| **3. Governing Board:**<br>(NRS 78A, close corporation only, check one box; if yes, complete article 4 below) | This corporation is a close corporation operating with a board of directors    ☐ Yes **OR** ☑ No |
|---|---|

| **4. Names and Addresses of the Board of Directors/ Trustees or Stockholders**<br><br>(NRS 78: Board of Directors/ Trustees is required.<br><br>NRS 78a: Required if the Close Corporation is governed by a board of directors.<br><br>NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions) | 1) **David N. Baker**<br>Name<br>**7582 Las Vegas Blvd S Suite 316**   **Las Vegas**   **NV**   **89123**<br>Address    City    State   Zip Code<br>2) **Vadim A. Tarasov**<br>Name<br>**7582 Las Vegas Blvd S Suite 316**   **Las Vegas**   **NV**   **89123**<br>Address    City    State   Zip Code<br>3) **Byron P. Kwok**<br>Name<br>**7582 Las Vegas Blvd S Suite 316**   **Las Vegas**   **NV**   **89123**<br>Address    City    State   Zip Code<br>4) **David V. Guzy**<br>Name<br>**7582 Las Vegas Blvd S Suite 316**   **Las Vegas**   **NV**   **89123**<br>Address    City    State   Zip Code |
|---|---|

| **5. Jurisdiction of Incorporation:** (NRS 80 only) | **5a.** Jurisdiction of incorporation:<br>_____ | **5b.** I declare this entity is in good standing in the jurisdiction of its incorporation.    ☐ |
|---|---|---|



**BARBARA K. CEGAVSKE**
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

# Formation -
# profit Corporation
Continued, Page 2

| **6. Benefit Corporation:** (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.) | By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. | **Yes** ☐ |
|---|---|---|

| **7. Purpose/Profession to be practiced:** (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.) | |
|---|---|

| **8. Authorized Shares:** (Number of shares corporation is authorized to issue) | Number of common shares with Par value: 90000000.0    Par value: $ 0.001 <br> Number of preferred shares with Par value: 10000000.0    Par value: $ 0.001 <br> Number of shares with no par value: **0** <br><br> If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper. |
|---|---|

| **9. Name and Signature of: Officer making the statement or Authorized Signer** for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional. | **I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.** <br><br> David N. Baker      United States <br> Name      Country <br> 7582 Las Vegas Blvd S Suite 316    Las Vegas    NV    89123 <br> Address    City    State    Zip/Postal Code <br> **X**   **David N. Baker** _____ (attach additional page if necessary) |
|---|---|

## AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

**Please include any required or optional information in space below:**
(attach additional page(s) if necessary)



**BARBARA K. CEGAVSKE**
**Secretary of State**
**202 North Carson Street**
**Carson City, Nevada 89701-4201**
**(775) 684-5708**
**Website: www.nvsos.gov**
**www.nvsilverflume.gov**

| Filed in the Office of | Business Number |
|---|---|
| *Barbara K. Cegavske* | E9974952020-3 |
| | Filing Number |
| Secretary of State | 20200997494 |
| State Of Nevada | Filed On |
| | **10/23/2020 12:09:50 PM** |
| | Number of Pages |
| | **9** |

ABOVE SPACE IS FOR OFFICE USE ONLY

# Formation - Profit Corporation

☒ NRS 78 - Articles of Incorporation Domestic Corporation ☐ NRS 80 - Foreign Corporation ☐ NRS 89 - Articles of Incorporation Professional Corporation

## ☐ 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

| | |
|---|---|
| **1. Name of Entity:** (If foreign, name in home jurisdiction) | issuerPixel Inc. |

**2. Registered Agent for Service of Process:** (Check only one box)

☐ Commercial Registered Agent:(name only below)  ☐ Noncommercial Registered Agent (name and address below)  ☒ Office or Position with Entity (title and address below)

President

Name of Registered Agent  **OR**  Title of Office or Position with Entity

| 7582 Las Vegas Blvd S Suite 316 | Las Vegas | Nevada | 89123 |
|---|---|---|---|
| Street Address | City | | Zip Code |
| | | Nevada | |
| Mailing Address (if different from street address) | City | | Zip Code |

**2a. Certificate of Acceptance of Appointment of Registered Agent:**

*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.*

X *DAvid N. Baker* _____ 10/22/20

**Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** | Date

**3. Governing Board:** (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☐ No

**4. Names and Addresses of the Board of Directors/ Trustees or Stockholders**

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) David N. Baker | United States
   Name | Country
   7582 Las Vegas Blvd S Suite 316 | Las Vegas | NV | 89123
   Street Address | City | State | Zip/Postal Code

2) Vadim A. Tarasov | United States
   Name | Country
   7582 Las Vegas Blvd S Suite 31 | Las Vegas | NV | 89123
   Street Address | City | State | Zip/Postal Code

3) Byron P. Kwok | United States
   Name | Country
   7582 Las Vegas Blvd S Suite 31 | Las Vegas | NV | 89123
   Street Address | City | State | Zip/Postal Code

**5. Jurisdiction of Incorporation:** (NRS 80 only)

**5a.** Jurisdiction of incorporation: _____

**5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

*This form must be accompanied by appropriate fees.*

**BARBARA K. CEGAVSKE**
**Secretary of State**
**202 North Carson Street**
**Carson City, Nevada 89701-4201**
**(775) 684-5708**
**Website: www.nvsos.gov**
**www.nvsilverflume.gov**



# Formation - Profit Corporation
Continued, Page 2

| | |
|---|---|
| **6. Benefit Corporation:** (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.) | By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.    **Yes** ☐ |

**7. Purpose/Profession to be practiced:**
(Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)

**8. Authorized Shares:**
(Number of shares corporation is authorized to issue)

Number of Authorized shares with Par value: _____ Par value: $ _____

Number of Common shares with Par value: **90,000,000** Par value: $ 0.0010000000

Number of Preferred shares with Par value: **10,000,000** Par value: $ 0.0010000000

Number of shares with no par value: _____

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

**9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80.**
**Name, Address and Signature of the Incorporator for NRS 78, 78A, and 89. NRS 89 - Each Organizer/Incorporator must be a licensed professional.**

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

| David N. Baker | United States |
|---|---|
| Name | Country |

| 7582 Las Vegas Blvd S Suite 316 | Las Vegas | NV | 89123 |
|---|---|---|---|
| Address | City | State | Zip/Postal Code |

**X** *DAvid N. Baker*

(attach additional page if necessary)

## AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

**Please include any required or optional information in space below:**
(attach additional page(s) if necessary)

Additional Diretor:
David V. Guzy, 7582 Las Vegas Blvd S Suite 316, Las Vegas, NV 89123

**ARTICLES OF INCORPORATION**

**OF**

**ISSUERPIXEL INC.**

**ARTICLE I**
**NAME**

The name of the corporation shall be issuerPixel Inc. (hereinafter, the "Corporation").

**ARTICLE II**
**REGISTERED OFFICE**

The initial office of the Corporation shall be 7582 Las Vegas Blvd. S. Suite 316, Las Vegas, NV 89123. The initial registered agent of the Corporation shall be the President of issuerPixel Inc. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

**ARTICLE III**
**CAPITAL STOCK**

Section 1. *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is one hundred million (100,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is ninety million (90,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. *Common Stock.*

(a) *Dividend Rate.* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the **"Articles"**) or the Nevada Revised Statues (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) *Voting Rights.* Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) *Liquidation Rights.* In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) *No Conversion, Redemption, or Preemptive Rights.* The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) *Consideration for Shares.* The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. *Preferred Stock.*

(a) *Designation.* The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) *Certificate.* Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. *Non-Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

## ARTICLE IV
## DIRECTORS AND OFFICERS

Section 1. *Number of Directors.* The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2. *Initial Directors.* The name and post office box or street address of the director(s) constituting the initial board of directors is:

| Name | Address |
|---|---|
| David N. Baker | 7582 Las Vegas Blvd. S. Suite 316, Las Vegas, NV 89123 |
| Vadim A. Tarasov | 7582 Las Vegas Blvd. S. Suite 316, Las Vegas, NV 89123 |
| Byron P. Kwok | 7582 Las Vegas Blvd. S. Suite 316, Las Vegas, NV 89123 |
| David V. Guzy | 7582 Las Vegas Blvd. S. Suite 316, Las Vegas, NV 89123 |

Section 3. *Limitation of Liability.* The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4. *Payment of Expenses.* In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

Section 5.  *Repeal And Conflicts.*   Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

## ARTICLE VII
## TRANSACTIONS WITH STOCKHOLDERS

Section 1. *Control Share Acquisition Exemption*. The corporation elects not to be governed by the provisions of NRS.§78.378 through NRS.§78.3793, inclusive, generally known as the "Control Share Acquisition Statute."

Section 2. *Combinations With Interested Stockholders*. The corporation elects not to be governed by the provisions of NRS §78.411 through NRS §78.444, inclusive.

## ARTICLE VI
## BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

IN WITNESS WHEREOF, the Corporation has caused these articles of incorporation to be executed in its name by its Incorporator on October 21, 2020.

*DAvid N. Baker*
David N. Baker



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

| Filed in the Office of | Business Number |
| *Barbara K. Cegavske* | E9974952020-3 |
| | Filing Number |
| | 20200997494 |
| Secretary of State | Filed On |
| State Of Nevada | 10/23/2020 12:09:50 PM |
| | Number of Pages |
| | 9 |

ABOVE SPACE IS FOR OFFICE USE ONLY

# Name - Reservation, Consent or Release

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT - SUBMIT THE FILING WITH A CUSTOMER ORDER INSTRUCTION FORM AND PAYMENT

## ☐ Name Reservation

This filing is used to Reserve an entity name to be used at a later date when filing formation or amendment documents, the name will be reserved for 90 days.

I, _____, hereby request the following name to be reserved for the period of 90 days:

(Do not include a corporate ending)

**Holder of the Reservation:**

Name                                                           Country

Address                          City                          State    Zip/Postal Code

*The above reservation must be accompanied by a $25.00 filing fee. An additional $50.00 required if requesting 24 hour expedited service.*

## ☐ Name Consent   or   ☐ Name Reservation Release

Consent to allow another party to use an entity name already on file with the Secretary of State. Release the name Reservation to another party for use in filing formation or amendment documents. *Note: If submitting a Name Release or Name Consent the form will need to be notarized.*

I, David N. Baker                                          , hereby give consent/release for the
The person who is the current holder of the entity name

entity name of issuerPixel LLC                                          to
Entity name having consent or being released

issuerPixel Inc.                                          for use.
The person the name is being released to

**Signed: X** *DAvid N. Baker*                  (document must be signed before a notary public)
Signature of current holder of name

State of Nevada

County of Clark



KAYLA DICKSON
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 02-08-23
Certificate No: 07-1607-1

This document was acknowledged before me on 10/23/20 by David N. Baker
                                                          date          name of person being notarized

_____
Signature of notary public

Page 1 of 1
Revised: 1/1/2019



**BARBARA K. CEGAVSKE**
**Secretary of State**
**202 North Carson Street**
**Carson City, Nevada 89701-4201**
**(775) 684-5708**
**Website: www.nvsos.gov**
**www.nvsilverflume.gov**

# Initial List and State Business License Application

---

## Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

| issuerPixel Inc. |
|---|

NAME OF ENTITY

## TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

**IMPORTANT:** *Read instructions before completing and returning this form.*

Please indicate the entity type (check only one):

☑ Corporation

☐ This corporation is publicly traded, the Central Index Key number is:
|  |
|---|

| Filed in the Office of | Business Number **E9974952020-3** |
|---|---|
| *Barbara K. Cegavske* | Filing Number **20200997498** |
| Secretary of State State Of Nevada | Filed On **10/23/2020 12:09:50 PM** |
| | Number of Pages **3** |

☐ Nonprofit Corporation (see nonprofit sections below)

☐ Limited-Liability Company

☐ Limited Partnership

☐ Limited-Liability Partnership

☐ Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)

☐ Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

---

**CHECK ONLY IF APPLICABLE**

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.
☐ 001 - Governmental Entity
☐ 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number |  |

---

**For nonprofit entities formed under NRS chapter 80:** entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee.
Exemption Code 002

---

**For nonprofit entities formed under NRS Chapter 81:** entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

☐ Unit-owners' Association    ☐ Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

---

**For nonprofit entities formed under NRS Chapter 82 and 80:** **Charitable Solicitation Information - check applicable box**

Does the Organization intend to solicit charitable or tax deductible contributions?

☐ No - no additional form is required

☐ Yes - the *Charitable Solicitation Registration Statement* is required.

☐ The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

**\*\*Failure to include the required statement form will result in rejection of the filing and could result in late fees.\*\***



**BARBARA K. CEGAVSKE**
**Secretary of State**
**202 North Carson Street**
**Carson City, Nevada 89701-4201**
**(775) 684-5708**
**Website: www.nvsos.gov**
**www.nvsilverflume.gov**

# Initial List and State Business License Application - Continued

## Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE <u>PRESIDENT</u>:

| **David N. Baker** | **USA** | | |
|---|---|---|---|
| Name | Country | | |
| **7582 Las Vegas Blvd S Suite 316** | **Las Vegas** | **NV** | **89123** |
| Address | City | State | Zip/Postal Code |

CORPORATION, INDICATE THE <u>SECRETARY</u>:

| **Byron P. Kwok** | **USA** | | |
|---|---|---|---|
| Name | Country | | |
| **7582 Las Vegas Blvd S Suite 316** | **Las Vegas** | **NV** | **89123** |
| Address | City | State | Zip/Postal Code |

CORPORATION, INDICATE THE <u>TREASURER</u>:

| **David V. Guzy** | **USA** | | |
|---|---|---|---|
| Name | Country | | |
| **7582 Las Vegas Blvd S Suite 316** | **Las Vegas** | **NV** | **89123** |
| Address | City | State | Zip/Postal Code |

CORPORATION, INDICATE THE <u>DIRECTOR</u>:

| **David N. Baker** | **USA** | | |
|---|---|---|---|
| Name | Country | | |
| **7582 Las Vegas Blvd S Suite 316** | **Las Vegas** | **NV** | **89123** |
| Address | City | State | Zip/Postal Code |

CORPORATION, INDICATE THE <u>DIRECTOR</u>:

| **Vadim A. Tarasov** | **USA** | | |
|---|---|---|---|
| Name | Country | | |
| **7582 Las Vegas Blvd S Suite 316** | **Las Vegas** | **NV** | **89123** |
| Address | City | State | Zip/Postal Code |

CORPORATION, INDICATE THE <u>DIRECTOR</u>:

| **Byron P. Kwok** | **USA** | | |
|---|---|---|---|
| Name | Country | | |
| **7582 Las Vegas Blvd S Suite 316** | **Las Vegas** | **NV** | **89123** |
| Address | City | State | Zip/Postal Code |

CORPORATION, INDICATE THE <u>DIRECTOR</u>:

| **David V. Guzy** | **USA** | | |
|---|---|---|---|
| Name | Country | | |
| **7582 Las Vegas Blvd S Suite 316** | **Las Vegas** | **NV** | **89123** |
| Address | City | State | Zip/Postal Code |

**None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing**

the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

| **X**   **David N. Baker** | **President** | **10/23/2020** |

**Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer** *FORM WILL BE RETURNED IF UNSIGNED*

Title                                     Date



SECRETARY OF STATE

STATE OF NEVADA

# DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **issuerPixel Inc.** did, on 10/23/2020, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 10/23/2020.



BARBARA K. CEGAVSKE
Secretary of State

Certificate
Number: B202010231167451

You may verify this certificate online at http://www.nvsos.gov



SECRETARY OF STATE

STATE OF NEVADA

# NEVADA STATE BUSINESS LICENSE

**issuerPixel Inc.**

**Nevada Business Identification # NV20201925434**
**Expiration Date: 10/31/2021**

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
**License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived**.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 10/23/2020.



BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B202010231167455
You may verify this certificate online at http://www.nvsos.gov